KongZhong Corporation Reports Unaudited First Quarter 2007 Financial Results

Beijing, China, May 21, 2007 - KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and the operator of a leading wireless Internet portal in China, today announced its unaudited first quarter 2007 financial results.

First Quarter 2007 Financial Highlights:
●	Total revenues were $20.13 million, in line with the Company’s first quarter revenue guidance of $20 million to $21 million.
●	Total mobile advertising revenues increased 12% sequentially to $116,000.
●	US GAAP net income was $1.56 million. Diluted earnings per ADS were $0.04.
●
Non-GAAP net income was $2.13 million. Non-GAAP diluted earnings per ADS were $0.06. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, “The first quarter was a challenging quarter for us given the tough WVAS operating environment, and we expect that the tough operating environment is likely to continue for some time. Our total revenues were in line with the guidance. We are happy that we achieved double-digit quarter-over-quarter growth in mobile advertising revenue. We believe we are making good progress in our wireless Internet business.”

Business Highlights:
●
On May 15, 2007, CNNIC (“China Internet Network Information Center”) released its first-ever China “WAP report”. The Company’s wireless Internet portal, Kong.net, is ranked as one of the top 10 most-frequently-visited WAP sites (no specific ranking positions were released). The “China WAP report” states that as of March 31, 2007, China’s active WAP user population reached 39 million and number of independent WAP domain names reached 65,000.

●
On March 16, 2007, the Company launched its new wireless Internet community site Ko.cn. Users can register at Ko.cn to get their own virtual space with features including a personalized domain name, friend system, chat room, photo album, blog, and more. The Company subsequently started two major marketing campaigns to promote the community site, namely the “Guangdong University Supergirl” contest and the “Cellphone Photography” contest. Both contests have been carried out on Ko.cn. The Company expects that the synergy between its existing wireless Internet portal Kong.net and the community site Ko.cn will increase the stickiness of the sites and drive traffic.

●
The Company has developed a Java-based mobile on-line game “Reincarnation On-Line”. The Company expects to complete the internal closed beta testing of this MMORPG by the end of May and start open beta testing in June.

Financial Results:
(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues
Total revenues for the first quarter decreased 28% from the same quarter of 2006 and decreased 15% sequentially to $20.13 million. Revenues from 2.5G services accounted for approximately 46% of total WVAS revenues and revenues from 2G services represented the remaining 54%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and Java technologies, decreased 48% from the same period in 2006 but increased 1% sequentially to $9.22 million. WAP revenues in the first quarter of 2007 were $4.40 million, a decrease of 50% from the same quarter of 2006 and a decrease of 9% sequentially. MMS revenues in the first quarter of 2007 were $4.13 million, a decrease of 48% from the same period of 2006, but an increase of 4% sequentially. Java revenues in the first quarter were $0.69 million, a 39% decrease from the same quarter of 2006 and a 99% increase sequentially, mainly due to the cooperation with China Mobile on a premium games channel launched on Monternet starting from December 2006.

Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 8% year-over-year but decreased 25% sequentially to $10.78 million in the first quarter of 2007. The sequential decrease of 2G revenue was primarily due to the continuing effect of the policy change introduced by China Unicom, China Telecom and China Netcom starting from the fourth quarter of 2006 requiring users to confirm new subscriptions twice. SMS revenues in the first quarter of 2007 were $8.56 million, 5% higher than the same period of 2006 but 27% lower sequentially. IVR revenues in the first quarter of 2007 were $1.02 million, a 14% decrease year-over-year and a 25% decrease sequentially. CRBT revenues grew by 81% year-over-year, but decreased 13% sequentially to $1.20 million in the first quarter of 2007.

The table below sets forth the WVAS revenues breakdown by technology platforms.

	1Q06	2Q06	3Q06	4Q06	1Q07
2.5G:	64%	46%	44%	39%	46%
WAP	32%	22%	23%	21%	22%
MMS	28%	22%	19%	17%	21%
Java	4%	2%	2%	1%	3%
2G:	36%	54%	56%	61%	54%
SMS	29%	42%	43%	49%	43%
IVR	4%	7%	7%	6%	5%
CRBT and others	3%	5%	6%	6%	6%

Total	100%	100%	100%	100%	100%

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 24% of the total first quarter revenues. This was consistent with the relative market positions of the four major telecommunications operators in the PRC mobile industry.

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet portal Kong.net, increased 12% sequentially to $116,000 in the first quarter of 2007.

Expenses
The cost of revenues in the first quarter of 2007 totaled $9.39 million, a decrease of 20% from the first quarter of 2006 and a decrease of 19% sequentially, largely as a result of the decreased revenues derived from the users of China Unicom, China Telecom and China Netcom. Gross margin in the first quarter of 2007 increased slightly to 53% compared to 51% in the fourth quarter of 2006.

Total operating expenses in the first quarter of 2007 were $9.83 million, an increase of 6% year-over-year and 13% sequentially. Product development expenses increased by 22% sequentially and represented 16% of revenues. General and administrative expenses increased by 15% sequentially and represented 11% of revenues. Sales and marketing expenses increased by 6% sequentially and represented 22% of revenues. The increase in operating expenses was primarily due to an increase in non-cash share-based compensation expenses and increased marketing activities.

Expenses related to the Company’s wireless Internet sites were $2.63 million, which included $1.46 million in marketing and advertising expenses.

The Company recorded $0.57 million in non-cash share-based compensation expenses in the first quarter, compared to $0.30 million in the fourth quarter of 2006. The Company’s total headcount declined from 798 as of Dec 31, 2006 to 777 as of Mar 31, 2007.

Earnings
US GAAP net income totaled $1.56 million in the first quarter of 2007, a decrease of 82% from the same period of last year and a 57% decrease sequentially. Diluted US GAAP earnings per ADS were $0.04 for the first quarter.

Non-GAAP income in the first quarter of 2007 was $2.13 million, a 73% decrease from the same period in 2006 and a 49% decrease from the previous quarter. Diluted Non-GAAP earnings per ADS were $0.06.

Balance Sheet and Cash Flow
At the end of the quarter, the Company had $115.36 million in cash and cash equivalents. Cash flow from operating activities totaled $0.15 million in the first quarter of 2007.

Business Outlook:
China Unicom informed all its wireless value-added service providers in April 2007 that the existing 2006 cooperation agreements will be extended for one quarter to June 30 2007. As such, the service fees it charges to service providers, including KongZhong, will remain unchanged at 20% of gross revenues derived from China Unicom users in the second quarter of 2007. The Company expects to renew its cooperation agreement with China Unicom in June 2007.

The Company noted that beginning in May, China Mobile started to display a reminder of GPRS fees to WAP users when they try to browse a WAP page. In addition, China Mobile started to promote only its own WVAS products on the embedded menus of handsets customized for China Mobile pursuant to strategic alliances between China Mobile and selected handset manufacturers. In the past, such embedded menus promoted all best-selling WVAS products on Monternet, including many of KongZhong’s products. The Company expects the above two actions by China Mobile to have a significantly adverse impact upon WAP revenues.

As a result of the impact of above-mentioned actions and the continuing impact of policy changes introduced by telecommunications operators, and based on information available on May 21, 2007, the Company expects total revenues for the second quarter of 2007 to be between $16 million and $18 million.

Change in Personnel:
The Company’s Senior VP, Kingchuen (Jillian) Wong, responsible for corporate development and investor relations, will resign from the Company to pursue other personal interests, effective June 30, 2007.

Commenting on this, Yunfan Zhou said, “Jillian has made significant contributions to the Company for the past three years. We really appreciate it and wish her all the best in her future career.”

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on May 22, (8:30 pm Eastern time and 5:30 pm Pacific time on May 21, 2007). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended Mar. 31, 2006 (Note 1)	For the Three Months Ended Dec. 31, 2006 (Note 2)	For the Three Months Ended Mar. 31, 2007 (Note 3)
Revenues	$27,907	$23,712	$20,127
Cost of revenues	11,749	11,579	9,386
Gross profit	16,158	12,133	10,741
Operating expense
Product development	3,241	2,629	3ô204
Sales & marketing	3,361	4,151	4,401
General & administrative	2,630	1,927	2,221
Subtotal	9,232	8,707	9,826
Operating income	6,926	3,426	915
Non-operating expense (income)
Interest expense (income)	(885)	(1,031)	(1,024)
Investment loss (income)	(1,241)	-	(208)
Other expense (income)	26	11	0
Subtotal	(2,100)	(1,020)	(1,232)
Income before tax expense	9,026	4,446	2,147
Income tax expense	417	782	585
Net income	$8,609	$3,664	$1,562

Basic earnings per ADS	$0.25	$0.10	$0.04
Diluted earnings per ADS	$0.24	$0.10	$0.04
Margin Analysis:
Gross margin	58%	51%	53%
Operating margin	25%	14%	5%
Net margin	31%	15%	8%
Additional Data:
2.5G revenue	$17,880	$9,167	$9,223
2G revenue	$9,999	$14,387	$10,776
ADS outstanding (million)	34.65	35.28	35.58
ADS used in diluted EPS calculation (million)	35.63	35.71	35.77

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0511 (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the fourth quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 7.8641 (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.7620 (The exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows(US$ thousands)
(Unaudited)

	For the 3 Months Ended Mar. 31, 2006 (Note 1)	For the 3 Months Ended Mar. 31, 2007 (Note 2)
Cash Flows From Operating Activities
Net Income	$8,609	$1,562
Adjustments
Amortization of deferred stock compensation	348	569
Depreciation and amortization	764	692
Disposal of property and equipment
Gain on sales of investment	(1,241)	(208)
Changes in operating assets and liabilities	(4,299)	(2,466)
Net Cash Provided by Operating Activities	4,181	149

Cash Flows From Investing Activities
Proceeds from sales of investment	1,741	208
Purchase of property and equipment	(600)	(381)
Acquisition of subsidiaries	(6,091)	(17,000)
Net Cash Used in Investing Activities	(4,950)	(17,173)

Cash Flows From Financing Activities
Exercised employee share options	338	125
Increase (decrease) in minority interest	-	-
Net Cash Provided by Financing Activities	338	125

Foreign Currency Translation Adjustments	325	859

Net increase in Cash and Cash Equivalents	($106)	($16,040)
Cash and Cash Equivalents, Beginning of Year	$117,142	$131,402
Cash and Cash Equivalents, End of Year	$117,036	$115,362

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0511 (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.7620 (The exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	Mar. 31, 2006 (Note 1)	Dec.31,2006 (Note 2)	Mar. 31, 2007 (Note 3)
Cash and cash equivalents	$117,036	$131,402	$115,362
Accounts receivable (net)	15,106	11,569	14,234
Other current assets	6,215	2,375	2,567
Total current assets	138,357	145,346	132,163

Rental deposits	482	461	449
Intangible assets	2,394	1,997	1,809
Property and equipment (net)	3,031	3,101	3,128
Long-term investment	-	-	-
Goodwill	4,434	15,836	32,987
Total assets	$148,698	$166,741	$170,536

Accounts payable	$5,189	$6,013	$6,428
Other current liabilities	9,960	4,951	4,903
Total current liabilities	15,149	10,964	11,331

Minority interest	24	-	-
Total liabilities	15,173	10,964	11,331
Shareholders’ equity	133,525	155,777	159,205
Total liabilities & shareholders’ equity	$148,698	$166,741	$170,536

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of March 31, 2006 USD1.00=RMB 8.0170. (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of December 31, 2006 USD1.00=RMB 7.8087. (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of March 31, 2007 USD1.00=RMB 7.7342 . (The exchange rate quoted by the People’s Bank of China).

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures (“Non-GAAP Financial Measures”) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash stock-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended Mar. 31, 2006	For the Three Months Ended Dec. 31, 2006	For the Three Months Ended Mar. 31, 2007
GAAP Net Income	$8,609	$3,664	$1,562
Gain on sale of investment	(1,241)	-	(208)
Non-cash share-based compensation	348	301	569
Amortization or write-off of intangibles	159	230	206
Non-GAAP Net Income	$7,875	$4,195	$2,129

Non-GAAP diluted net income per ADS	$0.22	$0.12	$0.06

About KongZhong:
KongZhong Corporation is a leading provider of wireless value added services and the operator of a leading wireless Internet portal in China. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless Internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.

Safe Harbor Statement
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: +86 10 8857 6000	Tel: +86 10 8857 6000
Fax: +86 10 8857 5891	Fax: +86 10 8857 5900
E-mail : ir@kongzhong.com	E-mail: xiaohu@kongzhong.com